Filed by DHC Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DHC Acquisition Corp.

Commission File No.: 001-40130

Dr. Hanseok Ko Elected a Fellow of the

International Speech Communication Association

Highly Decorated Academic Achieves One of ISCA’s Most Prestigious Honors for an Individual

in the Field of Speech Science and Technology

JACKSON, WY – October 3, 2023 – Brand Engagement Network (“BEN”), a leading provider of personalized customer engagement AI technology and human-like AI avatars, today announced that Dr. Hanseok Ko, BEN Co-CTO & Co-Founder Lead AI Researcher has been elected a Fellow of the International Speech Communication Association. The recognition is a key milestone in Dr. Ko’s highly decorated career as a scientist, artificial intelligence (AI) expert and academic and highlights his extensive contributions to the field.

Over the past three decades, Dr. Ko has established himself as a leading expert in AI, signal processing, and spoken language technology. Dr. Ko was credited as the main developer of the core audio/speech interface platform for Hyundai/Kia Motors and has authored/co-authored more than 700 papers in artificial intelligence (deep learning) and signal processing areas. He is also the inventor of more than 70 patents (issued or pending) in the US and Korea.

“I’ve dedicated my entire career to studying and developing new technology that can perceive, understand, and generate speech/acoustic/image signals – which is critical to human-machine interaction,” said Dr. Hanseok Ko, BEN Co-CTO & Co-Founder Lead AI Researcher. “I believe AI is more prevalent and advanced today than it has ever been, putting us in a unique position to innovate and develop new ways to take advantage of the technology. It’s an honor to be elected a Fellow of the International Speech Communication Association and I look forward to working with the organization that has given me so much support.”

The International Speech Communication Association is an organization to promote, in an international world-wide context, activities and exchanges in all fields related to speech communication science and technology. The association is aimed at all persons and institutions interested in fundamental research and technological development that aims at describing, explaining and reproducing the various aspects of human communication by speech, that is, without assuming this enumeration to be exhaustive, phonetics, linguistics, computer speech recognition and synthesis, speech compression, speaker recognition, aids to medical diagnosis of voice pathologies.

The recognition comes on the heels of BEN’s announcement of its entry into a definitive agreement to agree to go public via a merger with DHC Acquisition Corp. (Nasdaq: DHCA). For more information about BEN and Dr. Ko’s AI research please visit: www.beninc.ai

About BEN

BEN (Brand Engagement Network) is a leading provider of conversational AI technology and human-like AI avatars headquartered in Jackson, WY. BEN delivers highly personalized, multi-modal (text, voice, and vision) AI engagement, with a focus on industries where there is a massive workforce gap and an opportunity to transform how consumers engage with networks, providers, and brands. The backbone of BEN’s success is a rich portfolio of conversational AI applications that drive better customer experience, increased automation and operational efficiencies. Powered by years of research and development from leading experts in AI and advanced security methodologies, BEN seeks to partner with companies with complementary capabilities and networks to enable meaningful business outcomes.

Additional information about BEN can be found here: https://beninc.ai/

Media:

Dan Brennan, ICR

dan.brennan@icrinc.com

Important Information About the Business Combination and Where to Find It

In connection with the BEN’s announcement of its intent to go public via a merger with DHC Acquisition Corp. (“DHC”) (the “Business Combination”), DHC intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, which will serve as a preliminary proxy statement of DHC . DHC will mail a definitive proxy statement and other relevant documents to its shareholders. DHC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about DHC, BEN and the Business Combination. When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to shareholders of DHC as of a record date to be established for voting on the Business Combination. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, BEN AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092 or by emailing chris@integrity.partners.

Participants in the Solicitation

DHC, BEN and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination will be set forth in the Form S-4. Certain information regarding the directors and executive officers of DHC is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022. These documents can be obtained free of charge from the sources indicated above

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results of DHC and BEN to differ materially from those expected and projected. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include, without limitation, statements regarding DHC’s ability to enter into definitive agreements or consummate a transaction with BEN and the expected timing of completion of the Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside DHC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the inability of the Parties to successfully or timely consummate the Business Combination; the risk that the Business Combination may not be completed by DHC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline by DHC; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to BEN; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; BEN’s history of operating losses; BEN’s need for additional capital to support its present business plan and anticipated growth; technological changes in BEN’s market; the value and enforceability of BEN’s intellectual property protections; BEN’s ability to protect its intellectual property; BEN’s material weaknesses in financial reporting; and BEN’s ability to navigate complex regulatory requirements; the ability to maintain the listing of DHC’s securities on a national securities exchange; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination; the effects of competition on BEN’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; and continuing risks relating to the COVID 19 pandemic. The foregoing list of factors is not exhaustive.

DHC and BEN caution that the foregoing list of factors is not exclusive. DHC and BEN caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of BEN nor DHC undertakes nor accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Further information about factors that could materially affect DHC, including its results of operations and financial condition, is set forth under “Risk Factors” in Part I, Item 1A of DHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of BEN or DHC or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.